PHOENIX LOGO


                                       Kathleen A. McGah, Vice President
                                       Phoenix Life Insurance Company,
                                       PHL Variable Insurance Company and
                                       Phoenix Equity Planning Corporation
                                       One American Row  Hartford, CT 06102-5056


                                                                  March 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

     Re:   PHL Variable Insurance Company
           PHL Variable Accumulation Account
           Phoenix Life Insurance Company
           Phoenix Life Variable Accumulation Account
           Phoenix Equity Planning Corporation
           File No. 812-13568

         Request for Withdrawal of Amended and Restated Application For An Order of Exemption Pursuant To Section 6(c) of the Investment Company Act of 1940 From Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder ("Amended and Restated Application")

Dear Sir or Madam:

PHL Variable Insurance Company, PHL Variable Accumulation Account, Phoenix Life Insurance Company, Phoenix Life Variable Accumulation Account, and Phoenix Equity Planning Corporation (the "Applicants") hereby respectfully request the withdrawal of the above-referenced Amended and Restated Application, filed with the Securities and Exchange Commission on December 19, 2008.

The Application was filed in connection with an offering of certain variable deferred annuity contracts containing premium bonus recapture provisions. The Applicants are currently implementing changes which will impact the distribution plan for this product. Until those changes are underway, the Applicants will not be pursuing exemptive relief with respect to this product.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6625.

Very truly yours,

/s/ Kathleen McGah
Kathleen McGah

cc:      M. Drummey, Counsel for The Phoenix Companies, Inc.